ANIMAL CLONING SCIENCES, INC.
69930 Highway 111, Suite 100, Rancho Mirage CA 92270

                                                April 28, 2006

Paula Smith
Mail Stop: 4561
United States
Securities and Exchange Commission
Washington DC 20549
Facsimile:   (760)  202-1094

        RE: Animal Cloning Sciences, Inc.
            Item 4.01 Form 8-K
            Filed April 13, 2006
            File No. 000-22934


Dear Mrs. Smith:

This letter is in response to your letter of April 17, 2006.   The following are
the responses to your inquiries:

1. The 8K has been amended to indicate that the former auditor was dismissed on April 10, 2006 as approved by the companies Board of Directors. The relationship with the former auditor ceased on that date.

2. The 8K has been amended to indicate that the company has authorized the former accountant to respond fully to the inquiries of the successor accountant.


3. The 8K has been amended to indicate that Child, Van Wagoner and Bradshaw, the companies new independent accountant has not been engaged either as the companies principle accountant or as a consultant within the two most recent fiscal years or subsequent intererim periods.

4. The 8k has been amended to include the required letter from the companies former auditor.

Very truly yours,

/s/Dempsey K. Mork

Dempsey K. Mork, CEO
Animal Cloning Sciences, Inc.